# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bunge Global SA, CIK 0001996862
CUSIP: H11356104
Title of class of securities: Registered Shares, par value $0.01 per share
Address of issuer's principal executive offices: 1391 Timberlake Manor Parkway, Chesterfield, Missouri (MO), 63017
Date of event which requires filing of this statement: 07/02/2025
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Kathryn Daniels, CPPIB,, CPPIB Monroe Canada, Inc., One Queen Street East, Suite 2500, Toronto, Ontario, Canada (Federal Level) (Z4), M5C 2W5, (416) 868-4075

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 26,244,732; sole dispositive power 0; shared dispositive power 26,244,732; aggregate amount beneficially owned 26,244,732 (13.1% of the class)
  Comment: For rows 8, 10 and 11, number represents the amount of Registered Shares directly held by CPPIB Monroe Canada, Inc., which is an indirect wholly-owned subsidiary of Canada Pension Plan Investment Board.
  
  For row 13, percentage is based on 200,042,383 Registered Shares outstanding as of July 2, 2025 (based on information provided by the issuer).
- CPP Investment Board Private Holdings (5), Inc. (CIK 0002027813): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 26,244,732; sole dispositive power 0; shared dispositive power 26,244,732; aggregate amount beneficially owned 26,244,732 (13.1% of the class)
  Comment: For rows 8, 10 and 11, number represents the amount of Registered Shares directly held by CPPIB Monroe Canada, Inc., which is an indirect wholly-owned subsidiary of CPP Investment Board Private Holdings (5), Inc.
  
  For row 13, percentage is based on 200,042,383 Registered Shares outstanding as of July 2, 2025 (based on information provided by the issuer).
- CPP Investment Board Private Holdings (6), Inc. (CIK 0002027804): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 26,244,732; sole dispositive power 0; shared dispositive power 26,244,732; aggregate amount beneficially owned 26,244,732 (13.1% of the class)
  Comment: For rows 8, 10 and 11, number represents the amount of Registered Shares directly held by CPPIB Monroe Canada, Inc., which is a direct wholly-owned subsidiary of CPP Investment Board Private Holdings (6), Inc.
  
  For row 13, percentage is based on 200,042,383 Registered Shares outstanding as of July 2, 2025 (based on information provided by the issuer).
- CPPIB Monroe Canada, Inc. (CIK 0002072062): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 26,244,732; sole dispositive power 0; shared dispositive power 26,244,732; aggregate amount beneficially owned 26,244,732 (13.1% of the class)
  Comment: For row 13, percentage is based on 200,042,383 Registered Shares outstanding as of July 2, 2025 (based on information provided by the issuer).

## Item 1. Security and Issuer
Title of class of securities: Registered Shares, par value $0.01 per share
Name of issuer: Bunge Global SA
Address of issuer's principal executive offices: 1391 Timberlake Manor Parkway, Chesterfield, Missouri (MO), 63017

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by

(a) Canada Pension Plan Investment Board ("CPPIB Parent"), (b) CPP Investment Board Private Holdings (5), Inc. ("CPPIB-PH(5)"), (c) CPP Investment Board Private Holdings (6), Inc. ("CPPIB-PH(6)") and (d) CPPIB Monroe Canada, Inc. ("CPPIB Monroe" and together with CPPIB Parent, CPPIB PHI 5 and CPPIB PHI 6, the "Reporting Persons"). CPPIB Monroe is an indirect wholly-owned subsidiary of CPPIB Parent and CPPIB-PH(5) and a direct wholly-owned subsidiary of CPPIB-PH(6). CPPIB Parent is the parent company of CPPIB-PH(5), CPPIB-PH(6) and CPPIB Monroe. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

The directors and the executive officers of the Reporting Persons (the "Covered Persons") are set forth in Schedule I of Exhibit 99.2 hereto, which is incorporated herein by reference.
Residence or business address: The business address for each of the Reporting Persons is c/o CPPIB, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of each Covered Person is set forth in Schedule I of Exhibit 99.2 hereto, which is incorporated herein by reference.
Present principal occupation or employment: The principal business of CPPIB Parent is investing the Canada Pension Plan fund. The principal business of each of CPPIB-PH(5),CPPIB-PH(6) and CPPIB Monroe is an investment holding company. Each Covered Person's present principal occupation is set forth in Schedule I of Exhibit 99.2 hereto, which is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the Reporting Persons' knowledge, any of the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the Reporting Persons' knowledge, any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons are organized under the laws of Canada. Each Covered Person's citizenship is set forth in Schedule I of Exhibit 99.2 hereto, which is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 2, 2025 (the "Closing Date"), as contemplated by that certain Business Combination Agreement, dated June 13, 2023 (as amended, supplemented, or otherwise modified from time to time, the "Business Combination Agreement"), by and among Bunge Global SA (the "Issuer"), Viterra Limited ("Viterra"), Danelo Limited ("Danelo"), CPPIB Monroe, Venus Investment Limited Partnership, and Ocorian Limited, in its capacity as trustee of the Viterra Employee Benefit Trust, CPPIB Monroe acquired 26,244,732 Registered Shares in exchange for its pro rata share of the issued and outstanding shares of Viterra. The Issuer also paid $716,004,672.13 million in cash to CPPIB Monroe on the Closing Date.

The foregoing description of the Business Combination Agreement does not purport to describe all the terms and provisions thereof and is qualified in its entirety by reference to the full text of that document, a copy of which is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes as part of their ordinary business and investing activities. Subject to certain exceptions, limitations and applicable law, pursuant to the Shareholder's Agreement, dated as of the Closing Date, by and between the Issuer and CPPIB Monroe (the "Shareholder's Agreement"), CPPIB Monroe is entitled to (i) nominate two individuals to the Issuer Board so long as the Reporting Persons (and any affiliates) continue to own at least 10% of the total outstanding shares of the Issuer and (ii) nominate one individual to the Issuer Board so long as the Reporting Persons (and any affiliates) continue to own at least 5% but no more than 10% of the total outstanding shares of the Issuer.

In addition, the Shareholder's Agreement imposes on CPPIB Monroe (a) certain customary lockup obligations, with certain exceptions, for a period of one year following the Closing Date, (b) a prohibition on transfers to the Issuer's competitors and activist investors, (c) certain non-solicitation and non-compete obligations, with certain exceptions, until the later of (i) three years following the Closing Date and (ii) six months following the date CPPIB Monroe no longer has a director serving on the Issuer Board, (d) a customary "standstill" for CPPIB Monroe not to acquire any additional Registered Shares in excess of 19.9% of the total outstanding shares of the Issuer until CPPIB Monroe ceases to beneficially own at least 7% of the total outstanding shares of the Issuer and (e) certain voting commitments in support of recommendations of the Issuer Board.

At the 2024 Annual General Meeting of Shareholders of the Issuer held on May 15, 2024, shareholders of the Issuer elected Adrian Isman and Anne Jensen, both of whom were nominated by CPPIB Monroe, to serve as directors on the Issuer Board for a term extending from the Closing Date until completion of the 2025 annual general meeting, subject to and contingent upon the closing. Both Isman and Jensen were appointed to the Issuer Board on the Closing Date, and these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as directors of the Issuer.

Accordingly, the Reporting Persons may participate in and influence the affairs of the Issuer through its rights under the Shareholder's Agreement.

In addition, each Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing its return on such investment. Subject to market conditions, valuations, regulatory approvals and any other applicable approvals, each Reporting Person may acquire additional securities of the Issuer or dispose of any securities of the Issuer in open market transactions, privately negotiated transactions, or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Persons will continually evaluate the Issuer's business, financial condition, results of operations, capital structure, management, synergies, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons intends to seek the views of, hold discussions with, and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Each Reporting Person may also engage in other discussions with representatives of the Issuer and/or with other holders of the Issuer's securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer's operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, each Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. Each Reporting Person may exchange information with any such persons, including as applicable, pursuant to appropriate confidentiality or similar agreements. Each Reporting Person will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

The foregoing description of the Shareholder's Agreement does not purport to describe all the terms and provisions thereof and is qualified in its entirety by reference to the full text of that document, a copy of which is included as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, as of July 2, 2025, are incorporated herein by reference. As of July 2, 2025, the Reporting Persons beneficially owned an aggregate of 26,244,732 Registered Shares, which represents approximately 13.1% of the outstanding Registered Shares. This percentage was calculated based on 200,042,383 Registered Shares outstanding as of July 2, 2025 (as disclosed to the Reporting Persons by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Covered Persons, has effected any transaction during the past 60 days in any Registered Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

On the Closing Date and as contemplated by the Business Combination Agreement, the Issuer entered into a registration rights agreement with CPPIB Monroe and certain other holders (the "Registration Rights Agreement"), which agreement (i) requires the Issuer to file a registration statement with the Securities and Exchange Commission registering for resale the 26,244,732 Registered Shares held by CPPIB Monroe and to conduct certain underwritten offerings or facilitate certain block trade transactions upon the request of CPPIB Monroe and (ii) provides CPPIB Monroe with certain usual and customary "demand" and "piggyback" registration rights with respect to the 26,244,732 Registered Shares it holds. The Registration Rights Agreement will terminate on the earlier of (i) the seven year anniversary of the Closing Date and (ii) with respect to CPPIB Monroe, on the date that CPPIB Monroe no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).

The foregoing description of the Registration Rights Agreement does not purport to describe all the terms and provisions thereof and is qualified in its entirety by reference to the full text of that document, a copy of which is included as exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated July 8, 2025, among the Reporting Persons.

Exhibit 99.2 Schedule I

Exhibit 99.3 Business Combination Agreement, dated June 13, 2023, by and among the Issuer, Viterra, Danelo, CPPIB Monroe, Venus Investment Limited Partnership and Ocorian Limited, in its capacity as trustee of the Viterra Employee Benefit Trust (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Bunge Global SA on July 2, 2025).

Exhibit 99.4 Form of Shareholder's Agreement, by and between the Issuer and CPPIB Monroe (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Bunge Global SA on July 2, 2025).

Exhibit 99.5 Form of Registration Rights Agreement, by and between the Issuer, Danelo, CPPIB Monroe and Venus Investment Limited Partnership (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by Bunge Global SA on July 2, 2025).

Exhibit 99.6 Power of Attorney of Canada Pension Plan Investment Board

## Signatures
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels / Managing Director, Head of Compliance (07/08/2025)
- CPP Investment Board Private Holdings (5), Inc.: /s/ Pierre Abinakle, Pierre Abinakle / Secretary (07/08/2025)
- CPP Investment Board Private Holdings (6), Inc.: /s/ Pierre Abinakle, Pierre Abinakle / Secretary (07/08/2025)
- CPPIB Monroe Canada, Inc.: /s/ Pierre Abinakle, Pierre Abinakle / Secretary (07/08/2025)
Comment: Exhibit 99.6 Power of Attorney of Canada Pension Plan Investment Board